

August 7, 2024

Sachin Latawa
Chief Executive Officer
Tirios Propco Series LLC
8 The Green A
Dover, DE 19901

> **Re: Tirios Propco Series LLC**
> **Amendment No. 11 to Offering Statement on Form 1-A**
> **Filed June 23, 2024**
> **File No. 024-12277**

Dear Sachin Latawa:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 11 to Offering Statement on Form 1-A

Risks Related to Blockchain
The concept of using blockchain to offer fractionalized shares of real estate properties is an emerging field, page 17

1.   Please revise the heading for this risk factor to specifically highlight the risk that investors may erroneously associate your business model with using blockchain to offer and maintain fractional shares, consistent with the body of this risk factor.

Plan of Distribution
Hyperledger Fabric Blockchain, page 28

2.   Your disclosure states, "As an extension of ERC-721, the smart contract used by Tirios…is able to *mint new property tokens, i.e., create tokens for a newly acquired assets...*" (emphasis added). Please address the following points in your next amendment:
   • Remove and/or revise the italicized phrases above to avoid any potential implication that your business plan involves tokenizing newly acquired properties.

- Clarify the terminology used with respect to your tokens (i.e., the terms "property tokens" and "tokens for newly acquired assets"). To the extent you are using these terms interchangeably with the defined term "Tokens" on page 27, please revise to use the capitalized, defined term here and elsewhere, as appropriate.

3. You state that the smart contract you use "effectively" creates a digital courtesy copy of the Series Interests and the transactions for Series Interests. Please clarify what you mean by the word "effectively" in this context, and explain any distinction between such disclosure and your disclosures elsewhere (e.g., at page 28) that "Tokens *are* a digital courtesy copy of the Series Interests…" (emphasis added).

4. We note your disclosure that the "smart contract can calculate and allocate income based on ownership dates…." Describe in greater detail the nature of such income calculation/allocation and provide an appropriate cross-reference to the relevant disclosure elsewhere (e.g., the "Distributions" subsection at pages 62 – 63, if applicable).

Please contact Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.